MAGAL SECRITY SYSTEMS LTD.
17 Altalef Street
Yehud Industrial Zone, Israel 56100
T:  972-3-539-1444   F:  972-3-536-6245
www.magalsecurity.com

January 8, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
 Attention: Inessa Kessman, Staff Accountant

Re:	Magal Security Systems Ltd. Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 28, 2018 File No. 000-21388
Dear Ms. Kessman:
We are providing the following response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above-referenced filing that was provided to our company by the Staff in its letter dated December 20, 2018 (the "Comment Letter").  To assist your review, we have retyped the text of the Staff's comment below and have provided our company's response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2017

Discussion of Critical Accounting Policies
Goodwill, page 36

1.
We note that your Video and Cyber Security segment has a goodwill balance of $9,222,000 at December 31, 2017 and reported operating losses of $(3,383,000) and $(2,830,000) for the years ended December 31, 2016 and 2017, respectively.  In light of the significant goodwill balance and losses in that segment, please provide the following disclosures for each reporting unit with material goodwill that is at risk of failing step one of the goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (for example, the valuation model assumes recovery from a business downturn within a defined period of time);

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and
•
A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

We acknowledge the Staff´s comments and the requirements included in Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350. In future filings, if a reporting unit's fair value  is not substantially in excess of carrying value and therefore at risk of failing step one of the goodwill impairment test, we will include the requested disclosures to provide investors with that additional information.

Our company evaluates the risk of goodwill impairment at a reporting unit level. As of December 31, 2017, the date of the company's then most recent annual goodwill impairment test, no reporting units were at risk of failing step one of the goodwill impairment test. The amount of goodwill allocated to the company's Video and Cyber reporting units as of December 31, 2017 was approximately $8.16 million and $1.06 million, respectively. As of December 31, 2017, the company's Video and Cyber reporting units had fair values of approximately 201% and 134% of the carrying values, respectively.  Accordingly, the company determined that (i) the estimated fair value of each reporting unit was substantially in excess of its carrying value, (ii) each reporting unit's goodwill balance was not at risk of impairment, and (iii) therefore, no additional disclosure was required.
Operating and Financial Review and Prospects
Results of Operations, page 39

2.
In future filings, expand your discussion and analysis with respect to the company's financial condition and operating results. Disclose any significant factors, including new developments, that have materially affected the company's income from operations and expand your narrative discussion. For example, discuss any industry or geographical trends and include more robust segment disclosure. Refer to the Commission's interpretive release (No. 33-6835) dated May 18, 1989.

We will in future filings expand our discussion and analysis with respect to our company's financial condition and operating results in conformance with the Staff's comment.
Year Ended December 31, 2017 Compared with Year Ended December 31, 2016
Financial Income, net, page 40

3.	Please explain the significant foreign currency loss recorded for the year ended December 31, 2017, disclosing the specific countries and/or significant transactions that contributed to the loss.
The significant foreign currency loss is mainly the result of the revaluation of monetary assets, which are denominated in currencies that are different from the functional currency of the consolidated entities. Our company's net, non-cash revaluation expenses amounted to $4.01 million in 2017. Revaluation expenses were recorded by the company in Israel and by its subsidiaries in Canada and Mexico. The most significant currency loss was incurred by the company in Israel, where the company's functional currency is the Israeli Shekel. During 2017, the company held a significant amount of cash and cash equivalents and short-term deposits in U.S. dollars which were translated into Israeli Shekels, which  depreciated by over 10% against the U.S. dollar in 2017.

We appreciate your time and attention to our responses to the Staff's comments set forth in this letter. For future reference, please be advised that Dror Sharon, assumed the position of CEO of our company in June 2018.Should you wish to discuss this letter at any time, please do not hesitate to contact the undersigned at +972-3- 5391421 or by email at dianeh@magal-s3.com.

Sincerely,
/s/Doron Kerbel
Doron Kerbel
VP General Counsel & Company Secretary
Magal Security Systems Ltd.